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                                  Exhibit 20.1

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

                                                                  Alfred R. Camner            Clifford A. Hope
                                                                  Chief Executive Officer     Chief Financial Officer
BANKUNITED                                     Contacts:
F l o r i d a' s   P r e m i e r   B a n k                        James A. Dougherty          Deborah L. Koch
                                                                  Chief Operating Officer     Press Contact

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N     E     W     S                 R     E     L     E     A     S     E
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FOR IMMEDIATE RELEASE
November 9,1998

                   BANKUNITED ANNOUNCES HIGHER FOURTH QUARTER
                               AND ANNUAL EARNINGS

         ASSETS AND DEPOSITS RISE SIGNIFICANTLY OVER PREVIOUS YEAR

Coral Gables, FL --- BankUnited Financial Corporation (Nasdaq: BKUNA), parent company of BankUnited, FSB, today reported net income after preferred stock dividends of $6.5 million ($0.41 basic and $0.39 diluted earnings per share) for the year ended September 30, 1998, compared to $4.7 million ($0.57 basic and $0.54 diluted earnings per share) for 1997. This reflects a 38% increase in net income over the prior year.

Net income after preferred stock dividends for the three months ended September 30, 1998 was $1.5 million ($0.09 basic and $0.08 diluted earnings per share), a 7% increase in net income compared to $1.4 million ($0.16 basic and $0.15 diluted earnings per share) for the same quarter of fiscal 1997.

Earnings per share for the fiscal year and quarter reflect an increase in average common shares for those periods of 91% and 101%, respectively.

In reporting the earnings, Chairman and Chief Executive Officer, Alfred R. Camner stated, "I am pleased to report that our income for the year increased 38% to $6.5 million; total assets rose 74% to $3.7 billion this fiscal year; and, fully converted tangible book value per share reached $8.49, a 23% growth over last year."

"During fiscal 1998, we accomplished a number of goals in the face of the very volatile financial markets. Our customer deposit base grew to the $2 billion level, a more than 78% increase, through internal growth as well as the acquisitions of Consumers Savings Bank and Central Bank. Additionally, we achieved significant progress in building our residential mortgage originations to nearly $313 million, a 163% increase over last year."

"We increased our total operating capital by $202 million or 94% over the prior year, primarily through the completion of a $102 million trust preferred offering, two common stock offerings of $59 million and through stock issued in connection with our acquisitions. More recently, we announced our establishment of the medium term note program, a first of its kind, in conjunction with the Federal Home Loan Bank of Atlanta, which will permit BankUnited to issue up to $500 million in Notes with "Aaa" ratings."


                                     -more-


BankUnited Financial Corporation o BankUnited, FSB o 255 Alhambra Circle o Coral
                     Gables, Florida 33134 o (305) 569-2000

                              NASDAQ SYMBOL: BKUNA


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BankUnited - page 2

"The economic environment of fiscal 1998 was volatile and challenging. The flattened and sometimes inverted field curve and sharply fluctuating bond market made it very difficult to attain the desired margins and returns for the Company's stockholders. We experienced, as did many others, historically high levels of prepayments on residential mortgage loans. These higher prepayments resulted in an acceleration in our amortization of loan premiums, particularly for the September 30 and June 30 quarters, in amounts of approximately $3.7 million and $1.8 million, respectively over anticipated levels. In turn, this caused a corresponding reduction in net interest income."

"We anticipate that the acceleration of premium amortization should be slowed by recent upward moves in interest rates and by certain programs we have initiated with the goal of reducing prepayments. However, there can be no assurance that other changes in market conditions will not cause a pickup in prepayments once again."

"With the uncertainty in the worldwide financial markets, we have continued to emphasize investing in residential mortgages; this is reflected in our low credit losses, one of our greatest strengths. For example, we have maintained a low nonperforming ratio to total assets of 0.61% at September 30, 1998."

"We have made special efforts to reduce our costs while growing the Company's franchise. Thus, we achieved a 1.03% ratio of operating expenses to average total assets for the year versus 1.55% in the prior year. More recently, we made significant progress at lowering our cost of funds. Thus, combined with our efforts at lowering prepayments, should produce widened margins in the coming year and permit us to achieve a more favorable return on assets. Of course, any such predictions are always subject to many contingencies in today's world"

BankUnited, FSB currently operates 25 branch offices in Miami-Dade, Broward, Palm Beach, and Collier Counties. Additional branch offices in Plantation and Deerfield Beach are expected to open in the near future. BankUnited Financial Corporation is traded on the Nasdaq National Market. Its common stock trades under the symbol BKUNA. BankUnited Capital II trust preferred securities trade on NASDAQ under the symbol BKUNZ. BankUnited Capital III trust preferred securities trade on the New York Stock Exchange under the symbol BUFPrC.

This release may contain certain forward-looking statements, which are based on management's expectations regarding factors that may impact the Company's earnings in future periods. Factors that could cause future results to vary materially from current management expectations include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory and technological factors affecting the Company's operations, pricing, products and services.

                                      # # #

CONTACT:          Clifford A. Hope, BankUnited, 305-569-2000
Distributed by:   BankUnited, 305-569-2000
                           Deborah L. Koch



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BANKUNITED FINANCIAL CORPORATION
YEAR ENDED SEPTEMBER 30, 1998 EARNINGS RELEASE

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                                                        FOR THE THREE MONTHS ENDED           FOR THE YEAR ENDED
                                                              SEPTEMBER 30,                      SEPTEMBER 30,
                                                        -----------------------------------------------------------
                                                        1998                1997            1998               1997
                                                        ----                ----            ----               ----
                                                                         (in thousands, except per share data)

Total interest income                                $   59,188         $  34,842       $  207,567        $  108,774
Total interest expense                                   48,042            25,947          167,543            75,960
                                                     ----------         ---------       ----------        ----------
       Net interest income                               11,146             8,895           40,024            32,814

Provision for loan losses                                   350               600            1,700             1,295
                                                     ----------         ---------       ----------        ----------
       Net interest income after provision
          for loan losses                                10,796             8,295           38,324            31,519

Net gain on sale of assets                                1,144               819            4,435               820
Total other income                                         (81)               724            1,790             3,240
Total other expense                                       8,934             6,233           32,183            22,947
                                                     ----------         ---------       ----------        ----------
       Income before income taxes and preferred
           stock dividends                                2,925             3,605           12,366            12,632

Provision for income taxes                                1,186             1,439            5,009             5,033
                                                     ----------         ---------       ----------        ----------

       Net income before preferred stock dividend         1,739             2,166            7,357             7,599
Preferred stock dividends                                   198               723              897             2,890
                                                     ----------         ---------       ----------        ----------
       Net income after preferred stock dividends    $    1,541         $   1,443       $    6,460        $    4,709
                                                     ==========         =========       ==========        ==========

Basic earnings per common share:                     $     0.09         $    0.16       $     0.41        $     0.57
                                                     ==========         =========       ==========        ==========

Weighted average common shares                       18,128,854         9,039,690       15,692,566         8,210,890
                                                     ==========         =========       ==========        ==========

Diluted earnings per common share:                   $     0.08         $    0.15       $     0.39        $     0.54
                                                     ==========         =========       ==========        ==========

Weighted average diluted common shares               18,893,394         9,901,260       16,666,415         9,148,229
                                                     ==========         =========       ==========        ==========

Return on average equity                                   3.55%             8.66%            4.53%             8.06%
Return on average assets                                   0.19%             0.45%            0.24%             0.51%
Net interest yield on earning assets                       1.34%             1.98%            1.65%             2.31%
Net interest spread                                        1.14%             1.76%            1.45%             2.07%

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                                                                                               AS OF SEPTEMBER 30,
                                                                                            -----------------------
                                                                                            1998               1997
                                                                                            ----               ----
Total assets                                                                            $3,738,383        $2,145,406
Loans receivable, net                                                                    3,042,014         1,765,723
Mortgage-backed securities                                                                 345,756           120,271
Deposits                                                                                 2,124,824         1,195,892
Borrowings                                                                               1,142,614           701,484
Trust preferred securities                                                                 218,500           116,000
Stockholders' equity                                                                       199,292            99,645
Book value per common share                                                                  10.50              7.94
Fully converted tangible book value per common share                                          8.49              6.88

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